Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements

As at and for the three and six month periods ended June 30, 2018 and 2017

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Comprehensive Loss	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	6

Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position (Unaudited)
(US Dollars)

		June 30	December 31
As at	Notes	2018	2017

Current assets
Cash	4	$16,738	$15,118
Accounts receivable		2,803	3,481
Current assets		19,541	18,599

Restricted cash	4	183,097	187,098
Property, plant and equipment	6	618,555	674,795
Exploration and evaluation assets	7	1,061,053	1,084,497
Non-current assets		1,862,705	1,946,390

Assets		$1,882,246	$1,964,989

Liabilities
Current liabilities
Shareholder loans	5	$4,734,854	$4,547,427
Trade and other payables		843,978	822,652
Current liabilities		5,578,832	5,370,079

Decommissioning liabilities	10	396,233	402,400

Shareholders' equity	8
Common stock		14,056,459	14,056,459
Warrants		-	-
Contributed surplus		431,690	431,690
Accumulated deficit		(16,331,507)	(16,069,619)
Accumulated other comprehensive loss		(2,249,461)	(2,226,020)
Shareholders' equity		(4,092,819)	(3,807,489)

Shareholders' equity and liabilities		$1,882,246	$1,964,989

Going concern	2

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited)
(US Dollars)

		3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
For the period ended	Notes	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenues
Royalty income		$358	$2,939	$1,596	$4,056
		358	2,939	1,596	4,056
Expenses
General and administrative		35,161	23,717	60,157	43,508
Depletion	6	28,120	28,120	56,240	56,240
Finance expense	9	96,797	83,048	193,594	172,460
Expense reimbursements	11	-	(12,136)	(38,350)	(63,526)
Foreign exchange (gain) loss		1,961	6,403	(8,157)	(7,364)
		162,039	129,152	263,484	201,318

Net loss before and after tax		161,681	126,213	261,888	197,262

Foreign currency translation adjustment		(8,845)	(17,725)	(23,441)	(401,994)
Comprehensive (gain) loss		$152,836	$108,488	$238,447	$(204,732)

Net loss per share (basic and diluted)	8	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
(US Dollars)

As at	Notes	June 30, 2018	June 30, 2017

Share capital

Balance, beginning and end of period	8	$14,056,459	$14,056,459

Warrants
Balance, beginning of period	8	-	254,938
Expired during period		-	(254,938)
Balance, end of period		-	-

Contributed surplus
Balance, beginning of period	8	431,690	176,752
Warrants expired during period		-	254,938
Balance, end of period		431,690	431,690

Accumulated other comprehensive loss
Balance, beginning of period		(2,226,020)	(3,053,698)
Foreign currency translation adjustment		(23,441)	401,994
Balance, end of period		(2,249,461)	(2,651,704)

Accumulated deficit
Balance, beginning of period		(16,069,619)	(6,144,282)
Loss for the period		(261,888)	(197,262)
Balance, end of period		(16,331,507)	(6,341,544)

Total equity		$(4,092,819)	$5,494,902

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(US Dollars)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
For the period ended	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Operating activities
Net loss	$(161,681)	$(126,213)	$(261,888)	$(197,262)

Items not affecting cash
Depletion	28,120	28,120	56,240	56,240
Interest on shareholder loans	93,713	86,577	187,427	173,154
Accretion on decommissioning	3,084	2,890	6,167	5,725
Unrealized foreign exchange (gain) loss	1,961	6,403	(8,157)	(7,364)
Operating cashflow before working capital movements	(34,803)	(2,223)	(20,211)	30,493
Change in non-cash working capital		2,614	20,761	(26,174)
	(34,803)	391	550	4,319
Financing activities
Decrease (Increase) in restricted cash	1,961	(2,190)	4,001	(4,201)

Increase (decrease) in cash	(32,842)	(1,799)	4,551	118
Foreign exchange gain (loss) on cash denominated in a foreign currency	1,290	(841)	(2,931)	503
Cash, beginning of period	48,290	18,602	15,118	15,341
Cash, end of period	$16,738	$15,962	$16,738	$15,962

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada. The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, and exploration and development activities depend on the ability of the Company to obtain financing. For the period ended June 30, 2018, the Company has negative cash flow from operations. It has an accumulated deficit of $16.3 million and a working capital deficit of $5.6 million at June 30, 2018 which includes $4.7 million of shareholder loans that matured in February 2016 and are unpaid and in default. These conditions create a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. During the period, the Company received reimbursements from an arm’s length party (the “Sponsor”) for facilitating funding and restructuring efforts. There is no obligation to repay these reimbursements.

The only other source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The Company is in discussions with the note holder to extend the maturity date of the shareholder loan. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as property, plant and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for property, plant and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the property, plant and equipment and exploration and evaluation interests. The condensed consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these condensed consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the classifications used in the statement of financial position. The appropriateness of the going concern basis is dependent upon the events and circumstances outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

3.	Basis of preparation:

	a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2017. The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 29, 2018.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

	c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

	d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At June 30, 2018 the Company held cash of $16,738 (2017 – $15,118). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At June 30, 2018, the Company held restricted cash of $183,097 (2017 – $187,098). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

5.	Shareholder loans:

	June 30	December 31
	2018	2017
Loans on acquisition of Surat Basin properties	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	1,734,853	1,547,427
	$4,734,854	$4,547,427

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest at 8% per annum. The Company is in discussions with the debtholder to further extend maturity of the debt.

6.	Plant, Property and Equipment:

Cost or deemed cost
Balance, January 1, 2017 and June 30, 2018	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2017	$391,721
Depletion and depreciation expense	112,482
Balance at December 31, 2017	$504,203
Depletion and depreciation expense	56,240
Balance at June 30, 2018	$560,443

Net book value
As at December 31, 2017	674,795
As at June 30, 2018	$618,555

At June 30, 2018, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

7.	Exploration and evaluation assets:

Balance at January 1, 2017	$9,551,099
Additions	58,568
Impairment	(9,352,640)
Foreign exchange translation	827,470
Balance at December 31, 2017	$1,084,497
Foreign exchange translation	(23,443)
Balance at June 30, 2018	$1,061,053

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

	a)	Authorized:

Unlimited number of common shares with no par value.

Unlimited number of preferred shares, of which none have been issued.

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2017 and December 31, 2017 and June 30, 2018	64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At June 30, 2018, no options have been issued under this plan.

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants had an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of the warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. The incremental fair value with respect to extending the warrant term was not significant.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

On January 18, 2017, all warrants expired out of the money and the balance in the warrant account was transferred to contributed surplus.

	Number of
	warrants	Amount
Balance at January 1, 2017	5,000,000	$254,938
Expired January 2017	(5,000,000)	(254,938)
Balance at December 31, 2017 and June 30, 2018	-	-

e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three and six month periods ended June 30, 2018 (2017 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Six months	Six months
	ended June 30	ended June 30	ended June 30	ended June 30
Three months ended	2018	2017	2018	2017
Interest expense	$93,713	$80,158	$187,427	$166,735
Accretion on decommissioning liability	3,084	2,890	6,167	5,725
Net finance expense	$96,797	$83,048	$193,594	$172,460

10.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $396,233 as at June 30, 2018 (2017 - $402,400) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2025 and 2030. At June 30, 2018, the liability has been calculated using an inflation rate of 3.0% (2017 – 3.0%) and discounted using a risk-free rate of 3.0% (2017 – 3.0%).

Balance at January 1, 2017	$366,517
Accretion expense	11,698
Foreign exchange translation	24,185
Balance at December 31, 2017	$402,400
Accretion expense	6,167
Foreign exchange translation	(12,334)
Balance at June 30, 2018	$396,233

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018 and 2017 (Unaudited)
(US Dollars)

11.	Expense reimbursements:

For the 6 months ended June 30, 2018, the Company received $38,350 (2017 - $63,526) reimbursements from the Sponsor. These reimbursements relate to general and administrative expenses incurred during the period. The Sponsor has agreed to fund the Company’s funding and restructuring efforts. There is no obligation to repay these reimbursements.